EXHIBIT 99.1

MIND CTI Reports Record Revenue of $25 Million in 2014

*Board Declares Cash Dividend

Yoqneam, Israel, February 26, 2015 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for the fourth quarter and year ended December 31, 2014.

The following will summarize our business in the fourth quarter of 2014 and provide a more detailed review of the financial results for the quarter. The financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K.

Financial Highlights of Q4 2014

•	Revenues of close to $6.5 million, same as the third quarter of 2014, and up 28% from $5.1 million in the fourth quarter of 2013.
•	Operating income was $2.5 million, up 15% sequentially from the third quarter of 2014 and compared to $1.0 million in the fourth quarter of 2013.
•	Net income of $1.9 million or $0.10 per share, compared to $1.0 million or $0.05 per share in the fourth quarter of 2013.
•	One modest win and multiple upgrades.

As of December 31, 2014 we had 352 employees, the same as of December 31, 2013.

Year 2014 Financial Highlights

•	Revenues of $25 million, up 35% from $18.5 million in 2013.
•	Operating income was $7.5 million, or 29.8% of revenue, compared to $2.2 million, or 11.7% of revenue, in 2013.
•	Net income of $5.5 million, or $0.29 per share, compared to $2.2 million or $0.12 per share in 2013.
•	Cash flow from operating activities was $3.8 million, compared to $5.2 million in 2013.
•	Cash position of approximately $19.3 million as of December 31, 2014.

Monica Iancu, CEO, commented: “We are pleased that in 2014 we succeeded to translate the large deals we signed in 2013 into revenues through successful execution of the implementation of our projects milestones. While in 2014 we reached exceptional revenues and operating margins, some new deals that we expected to close in 2014 were delayed, thus our booking is lower than a year ago.”

Revenue Distribution for Q4 2014

Revenues in the Americas represented 54.5% of total revenues, revenues in Europe represented 34.2% and revenues in Israel represented 6.6% of total revenues.

Revenues from our customer care and billing software totaled $5.5 million, or 85% of total revenues, while revenues from our enterprise call accounting software were $1.0 million, or 15% of total revenues.

Revenues from licenses were $1.2 million, or 18% of total revenues, while revenues from maintenance and additional services were $5.3 million, or 82% of total revenues.

Revenue Distribution for Full Year 2014

Revenues in the Americas represented 57.6%, revenues in Europe represented 28.6% and revenues in Israel represented 9.0% of total revenue.

1

Revenues from our customer care and billing software totaled $21.0 million, or 84% of total revenues, compared with $14.2 million, or 77% of total revenues in 2013, while revenues from our enterprise call accounting software were $4.0 million, or 16% of total revenue, compared with $4.3 million or 23% of total revenues in 2013.

Revenues from licenses were $5.4 million, or 21.6% of total revenues, compared with $4.6 million, or 25% of total revenues in 2013 while revenues from maintenance and additional services were $19.6 million, or 78.4%, compared with $13.9 million or 75% of total revenues in 2013.

New Wins & Follow-on Orders in Q4 2014

In the fourth quarter we had one modest new win as well as some major upgrades from existing customers, the upgrades mainly for service enhancements and additional functionalities.

The new win is with a leading European global financial services company. PhonEX-ONE has been chosen for its advanced telecom business analysis and cost control management solution for global organizations.

One major upgrade includes enhancement of the MIND system to distinguish between data services (Internet, MMS, VoLTE), and to authorize and rate these differently. MIND will provide different configurable authorization amounts for “capping” the data services that will be offered by this customer.

Dividend Distribution

Since July 2003, when we first adopted a dividend policy, according to which we declare, subject to specific Board approval and applicable law, a dividend distribution once per year, we have distributed 11 yearly dividends with an average of 21 cents per share.

We continue to believe that our annual dividends enhance shareholders value and we plan to continue with yearly distributions.

Taking into consideration our dividend policy and the remaining cash after the distribution, our Board declared on February 26, 2015 a gross dividend of $0.30 per share. The record date for the dividend will be March 12, 2015 and the payment date will be March 26, 2015. Tax will be withheld at a rate of about 24%.

Investing in R&D

In order to maintain a state-of-the-art technology, each year we invest in R&D, sometimes adding new modules, sometimes in order to be compliant with new standards and many times to keep up with the new tools and new platforms that we use to build upon.

In 2014, along with supporting the additional needs defined by our customers, we invested significantly in a massive upgrade of the MINDBill infrastructure that includes technology updates of the entire spectrum, including application infrastructure, application server and database upgrades and improved monitoring.

New Office in Romania

Lately we started to analyze the option to open a new MIND office location in East Europe in order to enlarge and diversify our teams, mainly in the Professional Services department.

We checked the availability of qualified resources and office space in several locations, and we decided that Suceava, Romania is the preferred location. Our second location in Romania started to operate on February 16, 2015.

Monica concluded: “We are pleased as always with the growing recurring revenues and the follow-on orders that reconfirm our customer satisfaction. We operate in a very active market that shows continuous demand for our products and services and we expect that in 2015 we will be able to close new deals and significant follow-on orders. The valuable customer base, well supported by our devoted professional team and the ongoing investment in development of enhanced functionality and state-of-the-art technology are the basis for our expected long-term continuous performance.”

2

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers in more than 40 countries around the world. A global company, with over thirteen years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

3

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Year
	ended		ended
	December 31		December 31
	2014	2013	2014	2013
	U.S. $ in thousands
	(except per share data)

Revenues	$6,519	$5,086	$25,020	$18,480
Cost of revenues	2,559	1,923	9,950	7,871
Gross profit	3,960	3,163	15,070	10,609

Research and development expenses	776	1,280	4,539	5,030
Selling and marketing expenses	291	446	1,140	1,694
General and administrative expenses	379	459	1,934	1,726
Operating income	2,514	978	7,457	2,159

Financial income (expenses) - net	(130)	2	(306)	163
Income before taxes on income	2,384	980	7,151	2,322

Income tax expenses (benefits)	486	(37)	1,668	137

Net Income	$1,898	$1,017	$5,483	$2,185

Earnings per ordinary share:
Basic and Diluted	$0.10	$0.05	$0.29	$0.12

Weighted average number of ordinary shares used in computation of earnings per ordinary share - in thousands:

Basic	19,010	18,885	18,949	18,869

Diluted	19,114	18,897	19,032	18,890

* Certain comparative figures have been reclassified to conform to the current year presentation.

4

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2014	2013
	U.S. $ in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$8,100	$8,212
Short term bank deposits	4,551	8,266
Marketable securities	5,038	2,836
Accounts receivable:
Trade	2,595	1,241
Other	234	165
Prepaid expenses	384	221
Deferred cost of revenues	21	63
Deferred income taxes	175	256
Inventory	10	10
Total current assets	21,108	21,270

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable securities - available-for-sale	1,574	517
Severance pay fund	1,597	1,673
Deferred cost of revenues	-	44
Deferred income taxes	20	40
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	618	650
GOODWILL	5,430	5,430
Total assets	$30,347	$29,624

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$138	$525
Other	2,306	1,153
Deferred revenues	3,671	4,796
Total current liabilities	6,115	6,474
LONG TERM LIABILITIES :
Deferred revenues	134	357
Employee rights upon retirement	1,687	1,804
Total liabilities	7,936	8,635

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	25,724	30,196
Accumulated other comprehensive income (loss)	(63)	31
Differences from translation of foreign currency financial statements of a subsidiary	(877)	(958)
Treasury shares	(1,863)	(2,287)
Accumulated deficit	(564)	(6,047)
Total shareholders’ equity	22,411	20,989
Total liabilities and shareholders’ equity	$30,347	$29,624

5

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Year
	ended		ended
	December 31		December 31
	2014	2013	2014	2013
	U.S. $ in thousands
Cash flows from operating activities:
Net Income	$1,898	$1,017	$5,483	$2,185

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	55	66	233	250
Deferred taxes, net	(32)	(157)	101	(157)
Accrued severance pay	92	-	68	77
Unrealized loss (gain) from marketable securities, net	9	6	(26)	6
Capital loss (gain) on sale of equipment, net	-	1	-	(5)
Employees share-based compensation expenses	22	13	72	58
Realized loss (gain) on sale of marketable securities - available for sale, net	1	(1)	(9)	1
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(528)	(79)	(1,354)	(390)
Other	(42)	41	(70)	(15)
Decrease (increase) in prepaid expenses and work in process	7	137	(77)	351
Decrease in inventories	-	3	-	3
Increase (decrease) in accounts payable and accruals:
Trade	41	276	(387)	412
Other	(269)	(424)	1,153	1
Increase (decrease) in deferred revenues	(918)	574	(1,346)	2,413
Net cash provided by operating activities	336	1,473	3,841	5,190

Cash flows from investing activities:
Purchase of property and equipment	(36)	(21)	(201)	(240)
Proceeds from sale of marketable securities- available for sale	-	-	522	-
Severance pay funds	(163)	(104)	(109)	(162)
Investment in short term bank deposits	(314)	(1,715)	-	(2,559)
Realization of short-term bank deposits	-	-	3,746	-
Investment in marketable securities - available for sale	(301)	-	(1,664)	-
Investments in marketable securities	(646)	(770)	(2,176)	(2,842)
Proceeds from sale of property and equipment	-	7	-	26
Net cash provided by (used in) investing activities	(1,460)	(2,603)	118	(5,777)

Cash flows from financing activities:
Employee stock options exercised and paid	257	-	424	73
Dividend paid	-	-	(4,544)	(4,532)
Net cash provided by (used in) financing activities	257	-	(4,120)	(4,459)

Translation adjustments on cash
and cash equivalents	1	4	49	(52)
Decrease in cash and cash equivalents	(866)	(1,126)	(112)	(5,098)

Balance of cash and cash equivalents at beginning of period	8,966	9,338	8,212	13,310
Balance of cash and cash equivalents at end of period	$8,100	$8,212	$8,100	$8,212

6